                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2004


                               DEUTSCHE TELEKOM AG

                 (Translation of registrant's name into English)

                            Friedrich-Ebert-Allee 140
                                   53113 Bonn
                                     Germany

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _______


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______


     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____ No X





     This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.


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                               DEUTSCHE TELEKOM AG
                                      BONN

                            - ISIN no. DE0005557508 -

                                   INVITATION
                     TO THE COMPANY'S SHAREHOLDERS' MEETING

                 We hereby invite our shareholders to attend the

                         COMPANY'S SHAREHOLDERS' MEETING

              at the Kolnarena, Willy-Brandt-Platz 1, 50679 Cologne

                      ON TUESDAY, MAY 18, 2004, 10:00 A.M.
Agenda

1. Presentation of the approved financial statements and the consolidated financial statements approved by the Supervisory Board as of December 31, 2003, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board's report on the 2003 financial year.

     These documents are available for inspection on the business premises of Deutsche Telekom AG at the registered office of the Company at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at

     HTTP://WWW.TELEKOM.DE.

     They will also be available for inspection during the Shareholders'
     Meeting.

2.   RESOLUTION ON THE APPROPRIATION OF NET INCOME.

     The Board of Management and the Supervisory Board propose that the net income totaling (euro)2,035,084,823.20 be used as follows:

     Transfer of (euro)2,035,084,823.20 to other retained earnings.

This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 1

3. RESOLUTION REGARDING APPROVAL OF THE BOARD OF MANAGEMENT'S ACTIONS FOR THE 2003 FINANCIAL YEAR.

     The Board of Management and the Supervisory Board propose the approval of the Board of Management's actions for the 2003 financial year.

4. RESOLUTION REGARDING APPROVAL OF THE SUPERVISORY BOARD'S ACTIONS FOR THE 2003 FINANCIAL YEAR.

     The Board of Management and the Supervisory Board propose the approval of the Supervisory Board's actions for the 2003 financial year.

5. RESOLUTION ON THE APPOINTMENT OF THE INDEPENDENT AUDITOR AND THE GROUP AUDITOR FOR THE 2004 FINANCIAL YEAR.

     The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprufungsgesellschaft, Stuttgart, be jointly appointed as the independent auditor for the 2004 financial year, subject to the proviso that each auditor is able to conduct the audit alone if the other auditor should drop out for a reason for which the Company is not responsible.

6.   RESOLUTION AUTHORIZING THE COMPANY TO PURCHASE AND USE ITS OWN SHARES.

     The Board of Management and the Supervisory Board propose the following resolution:

     a) The resolution adopted concerning item 6 on the agenda of the Shareholders' Meeting on May 20, 2003, authorizing the Company to purchase its own shares is rescinded with effect from the end of the Shareholders' Meeting on May 18, 2004, if the authorization has not yet been made use of, and replaced by the authorization set forth below on the Company's purchase of its own shares:

          The Board of Management is authorized to purchase a total of 419,775,242 shares in the Company by November 17, 2005, which is slightly less than 10 % of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization do not account for more than 10 % of the Company's capital stock in conjunction with the other shares of the Company which the Company has already purchased and still possesses. This authorization may be exercised as a whole or in portions. The


This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 2

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          purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of sec. 17 AktG (German Stock Corporation Act) or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to sec. 17 AktG.

     b) The shares are purchased in compliance with the principle of equal treatment (sec. 53a AktG) through the stock exchange or by means of a public purchase offer sent to all shareholders.

          (1) If the shares are purchased directly through the stock exchange, the equivalent value per share paid by the Company (without ancillary purchasing costs) may not be more than 5 % above or below the market price of the share determined by the opening auction on the trading day in Xetra trading of Deutsche Borse AG or a subsequent system taking the place of the Xetra system.

          (2) If the shares are purchased through a public purchase offer to all shareholders, the purchase price offered or the limits of the purchase price margin offered per share (without ancillary purchasing costs) may not be more than 20 % above or below the average market price of the share between the 9th and 5th trading day before the date of the publication of the offer, established on the basis of the arithmetical average of the closing auction prices of the share in Xetra trading of Deutsche Borse AG, or a subsequent system taking the place of the Xetra system, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the offer is oversubscribed, acceptance must be by quotas. Provision can be made for preferential acceptance of small quantities of up to 100 shares offered per shareholder.

     c) The Board of Management is authorized to sell shares of Deutsche Telekom AG which are purchased based on the above authorization without prejudice to the principle of equal treatment (sec. 53a AktG) again through the stock exchange.

     d) The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above authorization for the purpose of listing Company shares on foreign stock exchanges where they are not quoted.

     e) The Board of Management is authorized, with the consent of the Supervisory Board, to offer shares of Deutsche Telekom AG acquired on the basis of the above authorization to third parties in

This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 3
          the context of mergers or acquisitions of other companies, business units or interests in other companies.

     f) The Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG's own shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the Shareholders' Meeting. The redemption shall lead to a capital reduction. With the consent of the Supervisory Board, the Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to sec. 8 (3) AktG. In such a case, the Board of Management is authorized to amend the number of shares stated in the Articles of Incorporation.

     g) The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (sec. 53a AktG).

     h) The Board of Management is authorized, with the consent of the Supervisory Board, to sell the purchased shares other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold against cash settlement at a price which is not significantly lower than the market price of Company shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10 % of Deutsche Telekom's capital stock on the date of the resolution on this authorization adopted by the Shareholders' Meeting, i.e., to a maximum of (euro)1,074,624,620.80 in total or - if this value is lower - 10 % of the capital stock on the date of sale of the shares. In calculating the limit of 10 %, that proportion of capital stock shall be deducted that relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded, analogous to sec. 186 (3) sentence 4 AktG.

     i) The subscription rights of the shareholders is excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under d), e) and h). Furthermore, the Board of Management may, with the consent of the Supervisory Board, exclude the subscription rights of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Company's shareholders by offering them for sale according to g).

     j) The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of

This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 4

          Deutsche Telekom AG are listed on such stock exchanges according to the authorization in d) or at which they are provided to third parties in accordance with the authorizations in c), e) and h) may not be more than 5 % below the market price established by the opening auction in Xetra trading of Deutsche Borse AG, or a subsequent system taking the place of the Xetra system, on the day of the initial public offering or of the binding agreement with the third party. If on the day in question such a market price is not established, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Borse AG or a subsequent system taking the place of the Xetra system shall instead be decisive.

7. RESOLUTION ON PARTIAL REVOCATION OF AS YET UNUSED PART OF AUTHORIZATION TO GRANT SUBSCRIPTION RIGHTS ON THE BASIS OF DEUTSCHE TELEKOM'S 2001 STOCK OPTION PLAN AND THE PARTIAL CANCELLATION OF THE CONTINGENT CAPITAL II AS WELL AS AN AMENDMENT TO SEC. 5 (4) OF THE ARTICLES OF INCORPORATION.

     No more stock options shall be granted from Deutsche Telekom's 2001 Stock Option Plan. The authorization granted by the Shareholders' Meeting on May 29, 2001 to grant subscription rights, shall therefore be revoked to the extent that no use has been made of it and the contingent capital II made available for this purpose reduced accordingly. In addition, the contingent capital II shall be reduced to the extent that subscription rights already granted have expired with final effect under the option terms.

     The Board of Management and the Supervisory Board propose the following resolution:

     a) The authorization to grant subscription rights given to the Board of Management and Supervisory Board by the Shareholders' Meeting under item 8 of the agenda on May 29, 2001, is hereby cancelled to the extent that the Board of Management and Supervisory Board have not yet made use of it.

     b)   The contingent capital increase (contingent capital II) of up to
          (euro)307,200,000.00 approved by the Shareholders' Meeting under item 8 on the agenda on May 29, 2001, for the purpose of issuing up to 120,000,000 new individual no par value registered shares shall be cancelled with respect to the amount of 107,000,000 individual shares (equivalent to (euro) 273,920,000.00). The contingent capital increase (contingent capital II) approved by the Shareholders' Meeting under item 8 on the agenda on May 29, 2001 (contingent capital II) continues thereafter to apply to the amount of (euro)
          33,280,000.00. This contingent capital increase exclusively serves the purpose of issuing up to 13,000,000 new individual no par value registered shares in order to meet the subscription rights from stock

This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 5
          options already granted prior to December 31, 2003, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the Shareholders' Meeting on May 29, 2001.

     c)   Sec. 5 (4) of the Articles of Incorporation is amended as follows:

          "The share capital is conditionally increased by up to (euro) 33,280,000.00, divided into up to 13,000,000 new individual no par value registered shares (contingent capital II). The contingent capital increase is exclusively for the purpose of meeting subscription rights to shares from stock options granted in the period until December 31, 2003 to members of the Board of Management of the Corporation, executives at levels below the Board of Management of the Corporation and other executives, managers and specialists of the Corporation and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the Shareholders' Meeting on May 29, 2001. It shall be implemented only to such extent as subscription right holders make use of their subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation's Shareholders' Meeting that adopts a resolution on the appropriation of net income for the preceding financial year, the new shares shall participate in the profits starting at the beginning of the financial year ended."

8. RESOLUTION ON THE CANCELLATION OF THE APPROVED CAPITAL 2000 AND THE CREATION OF NEW APPROVED CAPITAL 2004.

     The Board of Management and the Supervisory Board propose the following resolution:

     a) The approved capital 2000 according to sec. 5 (2) of the Articles of Incorporation of Deutsche Telekom AG is cancelled.

     b) The Board of Management shall be authorized, with the consent of the Supervisory Board, to increase the share capital in the period until May 17, 2009, by up to (euro) 2,560,000,000 by issuing up to 1,000,000,000 registered ordinary no-par value shares for non-cash contributions. The authorization may be exercised as a whole or on one or more occasions in partial amounts.

          The Board of Management is authorized to exclude the shareholders' subscription rights, with the consent of the Supervisory Board, when issuing new shares for mergers or the


This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 6
          acquisition of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including claims against the Corporation.

          The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued. (approved capital
          2004)."

     c)   Sec. 5 (2) of the Articles of Incorporation is amended as follows:

          "The Board of Management is authorized to increase the share capital with the approval of the Supervisory Board by up to (euro) 2,560,000,000 by issuing up to 1,000,000,000 ordinary registered shares for non-cash contributions in the period up to May 17, 2009. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' subscription right when issuing new shares for mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including claims against the Corporation. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued. (approved capital 2004)."

     d) The Board of Management is instructed to apply for registration in the commercial register of the resolution under a) on the cancellation of the approved capital 2000 and the resolutions under b) and c) on the creation of the approved capital 2004 only jointly and subject to the proviso that the approved capital 2000 is only cancelled when the new approved capital 2004 is registered.

9. RESOLUTION REGARDING APPROVAL TO CONCLUDE A PROFIT AND LOSS TRANSFER AGREEMENT WITH T-PUNKT VERTRIEBSGESELLSCHAFT MBH.

     On March 31, 2004, Deutsche Telekom AG concluded a profit and loss transfer agreement with T-Punkt Vertriebsgesellschaft mbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). The agreement is in keeping with the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and in essence, contains the following:

          o The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would

This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 7
               have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified based on a reasonable commercial assessment. Beyond that, commercially reasonable amounts and amounts permissible under commercial law can only be appropriated to reserves with the consent of Deutsche Telekom AG.

          o Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with sec. 302 AktG.

          o The profit and loss transfer agreement enters into force and applies retroactively as per January 1, 2004, upon entry in the commercial register at the domicile of the subsidiary.

          o The agreement, concluded for an indefinite period, may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to sec. 13 (1) no. 3 in conjunction with sec. 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes, i.e., as the legal situation now stands, for the first time with effect from December 31, 2008.

          o If the agreement is not terminated, it shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

     At the time of the conclusion of the agreement and also at the time of the Shareholders' Meeting, Deutsche Telekom AG was the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

     The shareholders' meeting of the subsidiary approved the conclusion of the profit and loss transfer agreement.


This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 8

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     The Board of Management and the Supervisory Board thus propose the following resolution:

               The conclusion of the profit and loss transfer agreement of March 31, 2004 between Deutsche Telekom AG and T-Punkt
               Vertriebsgesellschaft mbH is approved.

10. RESOLUTION REGARDING APPROVAL TO CONCLUDE A PROFIT AND LOSS TRANSFER AGREEMENT WITH TRAVIATA TELEKOMMUNIKATIONSDIENSTE GMBH.

     On March 31, 2004, Deutsche Telekom AG concluded a profit and loss transfer agreement with Traviata Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). The agreement is in keeping with the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and in essence, contains the following:

          o The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified based on a reasonable commercial assessment. Beyond that, commercially reasonable amounts and amounts permissible under commercial law can only be appropriated to reserves with the consent of Deutsche Telekom AG.

          o Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with sec. 302 AktG.

          o The profit and loss transfer agreement shall enters into force and applies retroactively as per January 1, 2004, upon entry in the commercial register at the domicile of the subsidiary.

          o The agreement, concluded for an indefinite period, may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to sec. 13 (1) no. 3 in conjunction with sec. 17 of the German Corporate Income Tax Law shall have


This translation is for courtesy purposes only. The German original prevails.
                                                                          Page 9
               existed for the minimum period required for taxation purposes, i.e., as the legal situation now stands, for the first time with effect from December 31, 2008.

          o If the agreement is not terminated, it shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

     At the time of the conclusion of the agreement and also at the time of the Shareholders' Meeting, Deutsche Telekom AG was the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

     The shareholders' meeting of the subsidiary approved the conclusion of the profit and loss transfer agreement.

     The Board of Management and the Supervisory Board thus propose the following resolution:

               The conclusion of the profit and loss transfer agreement of March 31, 2004 between Deutsche Telekom AG and Traviata
               Telekommunikationsdienste GmbH is approved.


11. RESOLUTION REGARDING APPROVAL TO CONCLUDE A PROFIT AND LOSS TRANSFER AGREEMENT WITH NORMA TELEKOMMUNIKATIONSDIENSTE GMBH.

     On March 31, 2004, Deutsche Telekom AG concluded a profit and loss transfer agreement with Norma Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). The agreement is in keeping with the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and in essence, contains the following:

          o The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified based on a reasonable commercial assessment. Beyond that, commercially reasonable


This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 10
               amounts and amounts permissible under commercial law can only be appropriated to reserves with the consent of Deutsche Telekom AG.

          o Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with sec. 302 AktG.

          o The profit and loss transfer agreement shall enters into force and applies retroactively as per January 1, 2004, upon entry in the commercial register at the domicile of the subsidiary.

          o The agreement, concluded for an indefinite period, may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to sec. 13 (1) no. 3 in conjunction with sec. 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes, i.e., as the legal situation now stands, for the first time with effect from December 31, 2008.

          o If the agreement is not terminated, it shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

     At the time of the conclusion of the agreement and also at the time of the Shareholders' Meeting, Deutsche Telekom AG was the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

     The shareholders' meeting of the subsidiary approved the conclusion of the profit and loss transfer agreement.

     The Board of Management and the Supervisory Board thus propose the following resolution:

               The conclusion of the profit and loss transfer agreement of March 31, 2004 between Deutsche Telekom AG and Norma
               Telekommunikationsdienste GmbH is approved.


This translation is for courtesy purposes only. The German original prevails.

12. RESOLUTION REGARDING APPROVAL TO CONCLUDE A PROFIT AND LOSS TRANSFER AGREEMENT WITH CARMEN TELEKOMMUNIKATIONSDIENSTE GMBH.

     On March 31, 2004, Deutsche Telekom AG concluded a profit and loss transfer agreement with Carmen Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). The agreement is in keeping with the profit and loss transfer agreements previously concluded by Deutsche Telekom AG and in essence, contains the following:

          o The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income for the year which would have arisen with no transfer of profits, reduced by both any loss brought forward from the previous year and by the amount to be appropriated to the statutory reserves and to the reserves under the terms of the Articles of Incorporation. The amount to be appropriated to the statutory reserve is limited to the amount required by law. The amount to be transferred to the reserves in accordance with the Articles of Incorporation is only permitted at a level which is economically justified based on a reasonable commercial assessment. Beyond that, commercially reasonable amounts and amounts permissible under commercial law can only be appropriated to reserves with the consent of Deutsche Telekom AG.

          o Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement which cannot be compensated by reserves set up during the term of the agreement in accordance with sec. 302 AktG.

          o The profit and loss transfer agreement shall enters into force and applies retroactively as per January 1, 2004, upon entry in the commercial register at the domicile of the subsidiary.

          o The agreement, concluded for an indefinite period, may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unity for German corporate income tax purposes established in this agreement pursuant to sec. 13 (1) no. 3 in conjunction with sec. 17 of the German Corporate Income Tax Law shall have existed for the minimum period required for taxation purposes, i.e., as the legal situation now stands, for the first time with effect from December 31, 2008.

          o If the agreement is not terminated, it shall be automatically extended for one further year with the same notice period. Furthermore, the parties are able to terminate the agreement

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 12
               for good cause in writing. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the contracting parties.

     At the time of the conclusion of the agreement and also at the time of the Shareholders' Meeting, Deutsche Telekom AG was the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any equalization payments or compensation to external shareholders.

     The shareholders' meeting of the subsidiary approved the conclusion of the profit and loss transfer agreement.

     The Board of Management and the Supervisory Board thus propose the following resolution:

               The conclusion of the profit and loss transfer agreement of March 31, 2004 between Deutsche Telekom AG and Carmen
               Telekommunikationsdienste GmbH is approved.

     INFORMATION ON ITEMS 9 THROUGH 12 ON THE AGENDA:

     The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company's registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, as well as during the Shareholders' Meeting: They are also available on Deutsche Telekom AG's Internet site at

     HTTP://WWW.TELEKOM.DE:

          o    the profit and loss transfer agreements,

          o the annual financial statements and management reports of Deutsche Telekom AG for the last three financial years,

          o the annual financial statements of each subsidiary as at December 31, 2003, as well as the opening balance sheets,

          o each report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the subsidiary concerned.

13. AMENDMENT OF SEC. 13 OF THE ARTICLES OF INCORPORATION (REMUNERATION OF THE SUPERVISORY BOARD)

     In order to comply with the recommendations of the Government Commission on a German Corporate Governance Code announced by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) with regard to the compensation of

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 13
     the members of the Supervisory Board, the Board of Management and the Supervisory Board propose the adoption of the following resolution:

     Sec. 13 of the Articles of Incorporation shall be amended as follows:

                                     "SEC. 13
                                  REMUNERATION

     (1) In addition to reimbursement for cash expenses and value-added tax paid on remuneration and expenses, the members of the Supervisory Board shall receive:

          a)   a fixed annual remuneration amounting to (euro) 20,000.00;

          b) a success-oriented annual remuneration amounting to (euro) 300.00 for each whole (euro) 0.01 that the net income per no par value share exceeds (euro) 0.50 in the financial year for which the remuneration is paid;

          c) a success-oriented annual remuneration as a long-term incentive amounting to (euro) 300.00 for every 4.0 % that the net income per no par value share in the second financial year (reference year) following the financial year in question exceeds the net income per no par value share in the financial year preceding the financial year in question. The success-oriented annual remuneration as a long-term incentive for the financial year in question shall be no more than the success-oriented annual remuneration as the long-term incentive for the financial year preceding the financial year in question unless the Group revenue in the reference year exceeds the Group revenue of the financial year preceding the financial year in question.

          Neither the remuneration pursuant to (b) nor the remuneration pursuant to (c) may exceed the fixed annual remuneration pursuant to (a). The remuneration pursuant to (b) may not exceed a total of 0.02 % of the Corporation's unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 % of the contributions made on the lowest issue price of the shares at the end of the financial year.

     (2) The Chairman of the Supervisory Board shall receive two times the amount, and the Deputy Chairman, one and a half times the amount of remuneration pursuant to (1) hereof.


This translation is for courtesy purposes only. The German original prevails.
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

     (3) Moreover, remuneration shall be increased by 0.5 times the amount pursuant to (1) hereof for every membership on a Supervisory Board committee and by an additional 0.5 times for every chairmanship held on a Supervisory Board committee, but by no more than two times the amount in (1) hereof. The membership or chairmanship held on a committee formed pursuant to sec. 27 (3) of the German Codetermination Act (MitbestG) shall not be taken into account when applying sentence 1.

     (4) In addition, members of the Supervisory Board shall receive an attendance fee amounting to (euro) 200.00 for each meeting of the Supervisory Board or its committees that they attend.

     (5) Members of the Supervisory Board who are on the Supervisory Board for only part of the financial year in question shall receive one twelfth of the remuneration for every month of membership or part thereof. The same shall apply to the increase in remuneration for the Supervisory Board Chairman and Deputy Chairman pursuant to (2) hereof and to the increase in remuneration for Supervisory Board committee membership or chairmanship pursuant to (3) hereof.

     (6) Remuneration pursuant to 1 (a) and (b) hereof and the attendance fee shall fall due at the end of the shareholders' meeting to which the consolidated financial statements for the financial year in question are presented or which decides on its approval. Remuneration pursuant to (1) (c) hereof shall fall due at the end of the shareholders' meeting to which the consolidated financial statements for the reference year are presented or which decides on its approval.

     (7) In calculating the remuneration pursuant to (1) hereof, the net income and Group revenue reported in the consolidated financial statements approved and endorsed with the unqualified audit opinion for the relevant financial year shall be decisive. In calculating the net income per no par value share, the number of no par value shares issued (total number) at the end of the financial year in question or, in the event of remuneration pursuant to (1) (c) hereof, at the end of the financial year preceding the financial year in question and at the end of the reference year, less the Corporation's own shares that it holds at that time in each case, shall be decisive.

     (8) The fixed annual remuneration pursuant to (1) (a) hereof, the success-oriented annual remuneration pursuant to (1) (b) hereof and the success-oriented annual remuneration as a long-term incentive pursuant to (1) (c) hereof shall be paid for the first time for the 2004 financial year.


This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 15

     (9) If the total number of the Corporation's no par value shares changes after the start of the 2004 financial year as a result of a share split, a combining of no par value shares or a capital increase from the Corporation's own resources by issuing new no par value shares (capital transaction), the relevant number of no par value shares pursuant to (7) sentence 2 hereof used for the purpose of calculating net income per no par value share shall be adjusted for every such capital transaction that occurs prior to the date that is decisive for the calculation in order to avoid a dilution effect. The adjustment shall be made by multiplying the relevant number of shares with the quotient obtained by dividing the total number of no par value shares in existence immediately prior to the capital transaction by the total number of no par value shares in existence immediately after the capital transaction.

14. AMENDMENT OF SEC. 14 OF THE ARTICLES OF INCORPORATION (SHAREHOLDERS' MEETING VENUE).

     Sec. 14 (1) of the Articles of Incorporation presently reads as follows:

          "The shareholders' meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange or in a German city with over 500,000 inhabitants."

     The Board of Management and the Supervisory Board propose the following resolution:

     Sec. 14 (1) of the Articles of Incorporation is amended as follows:

          "The shareholders' meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange, or in a German city with over 250,000 inhabitants."

REPORTS TO THE SHAREHOLDERS' MEETING

REPORT REGARDING ITEM 6 ON THE AGENDA: REPORT ON THE EXCLUSION OF SUBSCRIPTION RIGHTS IN THE EVENT OF THE SALE OF THE COMPANY'S OWN SHARES PURSUANT TO SECTIONS 71 (1) NO. 8, 186 (4) SENTENCE 2 AKTG.

Item 6 on the agenda contains the proposal to authorize the Company to acquire up to 419,775,242 of its own shares - representing just under 10 % of the capital stock - by November 17, 2005 pursuant to sec. 71 (1) No. 8 AktG. The existing authorization granted by the Shareholders' Meeting on May 20,

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 16

2003, is due to expire on November 19, 2004, and should therefore be replaced.

The authorization in item 6 of the agenda serves to give Deutsche Telekom AG the opportunity of purchasing its own shares directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of sec. 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to sec. 17 AktG and reselling these shares either through the stock exchange or by means of an offer sent to all shareholders. In addition, Deutsche Telekom AG should be able to use its own shares reacquired on the basis of the purchase authorization in order to list these shares on foreign stock markets on which the Company's shares have not yet been listed. Furthermore, the Company should have the option of acquiring its own shares so that it can offer these to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies. Moreover, Deutsche Telekom AG should be able to sell its own shares, other than through the stock exchange or by offering them to all shareholders for a cash payment, at a price which is not significantly lower than the market price. Deutsche Telekom AG should be able to redeem its own shares without a renewed resolution of the Shareholders' Meeting.

The subscription rights of the shareholders should be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG with the approval of the Supervisory Board to list the Company's shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Company be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in Company shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world's major capital markets. The price at which the Company's own reacquired shares are introduced on foreign stock exchanges may not be more than 5 % below the market price established by the opening auction in Xetra trading of Deutsche Borse AG, or a subsequent system taking the place of the Xetra system, on the first day of listing. If on the day concerned no such market price is determined, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Borse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

The subscription rights of shareholders should also be excluded if the Board of Management offers the reacquired Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units or interests in other companies with the approval of the Supervisory Board. Deutsche Telekom AG is engaged in national and global competition. It must always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 17
through mergers with other companies or the acquisition of companies, business units and interests in companies. The optimal exploitation of an opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having its own shares at its disposal so that it can offer these as a consideration in the context of mergers or acquisitions of other companies, business units or interests in other companies. The approved capital recommended in item 8 on the agenda of the Shareholders' Meeting serves this purpose on the one hand. However, it should also be possible to use the Company's own reacquired shares as an acquisition currency.

The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to swiftly and flexibly exploit opportunities for mergers or the acquisition of companies, business units or interests in other companies and in doing so to also provide its own shares as a consideration without increasing contingent capital where this is appropriate. To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant its own shares, excluding the subscription rights of shareholders, with the consent of the Supervisory Board.

The price at which the Company's own repurchased shares are offered to third parties may not be more than 5 % below the market price determined by the opening auction in Xetra trading of Deutsche Borse AG - or a subsequent system taking the place of the Xetra system - on the day of the binding agreement with the third party. If on the day concerned no such market price is determined, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Borse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

No specific plans exist to make use of this authorization. The Board of Management shall examine each case to decide whether to apply this authorization to use the Company's own shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire other companies, business units or interests in companies arise. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Company. The Supervisory Board will only give the required consent to apply this authorization to use the Company's own shares, excluding subscription rights, if it is likewise of this conviction.

Furthermore, pursuant to sec. 71 (1) no. 8 sentence 5 AktG in conjunction with sec. 186 (3) sentence 4 AktG, the Board of Management should be authorized to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with these shares accounting for no

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 18
more than 10 % of the capital stock, with the consent of the Supervisory Board if the Board of Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price which is not significantly lower than the market price of Company shares of equal ranking on the date of sale. The price determined during the opening auction in Xetra trading of Deutsche Borse AG, or a subsequent system taking the place of the Xetra system, on the date of the binding agreement with the third party is deemed the decisive market price within the meaning of this provision. If on the day concerned no such market price is determined, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Borse AG or a subsequent system taking the place of the Xetra system shall be decisive instead. The final price at which Company shares are sold is set just before they are sold. Any reduction in price may not be more than 5 % of the relevant market price.

This option of selling reacquired Company shares to the exclusion of subscription rights for cash payment serves the interests of the Company to attain the best possible offering price when selling its own shares. . The option to exclude subscription rights in accordance with sec. 186 (3) sentence 4 AktG enables the Company to take advantage of opportunities arising from the respective situation at the stock markets and place shares quickly, flexibly and cost-effectively. The amount realized by setting a price close to market levels results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition of capital resources. This leads to the best possible increase of capital resources in the interests of the Company and of all shareholders. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Company to take advantage of short-term market opportunities to quickly raise shareholders' equity and also to attract new groups of shareholders in Germany and abroad.

Although sec. 186 (2) sentence 2 AktG as amended by the Transparency and Disclosure Act permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e., a risk of a price change over several days which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Company is unable to respond quickly to favorable market conditions if a subscription right is granted due to the length of the subscription period.

This possibility of selling Company shares on the best possible conditions and without a significant subscription rights markdown is especially important for the Company because it must be able to swiftly and flexibly exploit its market opportunities that change rapidly and arise in new markets.

The proposed authorization is limited to a maximum of up to 10 % of the capital stock of the Company. The capital stock of the Company on the date of the Shareholders' Meeting on May 18, 2004 is decisive. Should the capital

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 19
stock be reduced, for example through the redemption of reacquired Company shares, the amount of capital stock on the date of the sale of the shares is decisive. In calculating the limit of 10 %, that proportion of capital stock shall be deducted that relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded, analogous to sec. 186 (3) sentence 4 AktG. Thus the 10 % limit will be observed in respect of all authorizations where there is the option of excluding subscription rights in accordance with sec. 186
(3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Company's shares to be granted has to be oriented to the market price, shareholders' financial interests and voting rights are suitably safeguarded when Company shares are sold to third parties and shareholders' subscription rights excluded on the basis of the provision in sec. 71 (1) no. 8 sentence 5 in conjunction with sec. 186 (3) sentence 4 AktG.

Finally, the Board of Management should be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the Supervisory Board when offering the Company shares for sale to the shareholders of the Company. The exclusion of the subscription right for fractional amounts is required to enable the practical implementation of an offer to sell acquired Company shares to the shareholders. The Company shares excluded from the shareholders' subscription rights as free fractional shares are realized by selling them on the stock exchange or elsewhere at the best price available for the Company.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of the subscription right in the cases specified as justified and reasonable for the shareholders for the reasons given.

The Board of Management will inform the Shareholders' Meeting about the details of using the authorization to reacquire the Company's own shares.

REPORT REGARDING ITEM 8 ON THE AGENDA: REPORT ON THE EXCLUSION OF SUBSCRIPTION RIGHTS IN THE CASE OF APPROVED CAPITAL 2004 PURSUANT TO SECTIONS 186 (4), SENTENCE 2, 203 (1) SENTENCE 1 AKTG.

The approved capital 2000 existing to date (sec. 5 (2) of the Articles of Incorporation) amounting to (euro) 3,865,093,163.52 was used in May 2001 for two capital increases to the joint amount of (euro) 2,990,459,880.96. The capital increases were entered in the commercial register on May 31, 2001. The approved capital 2000 was thus reduced to (euro) 874,633,282.56. To enable the Company to continue having the flexibility it requires to respond quickly to favorable market conditions, new approved capital 2004 is to be created and the previous authorization revoked.

The new approved capital 2004 requested amounting to (euro) 2,560,000,000 constitutes approx. 23.8 % of the capital stock. The approved capital is to give the Board of Management the power to increase the capital stock 2004

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 20
with the approval of the Supervisory Board by up to (euro) 2,560,000,000 by issuing up to 1,000,000,000 registered ordinary no-par value shares for non-cash contributions in the period up to May 17, 2009. The authorization can be used for the whole amount or for partial amounts.

The Board of Management is to be authorized to exclude the shareholders' subscription rights, with the consent of the Supervisory Board, within the context of the approved capital 2004, when issuing new shares for mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contributions for such acquisitions, including claims against the Company. This authorization to exclude the subscription rights of shareholders is to give the Board of Management quick access to Company shares for mergers or the acquisition of other companies, business units, or interests in such companies or assets related to an acquisition plan without the involvement of the stock exchange.

Deutsche Telekom AG is engaged in both German and global competition.
It must always be in a position to improve its competitive situation through mergers and the acquisition of companies, business units or interests in companies. This also includes increasing investments in Group companies. It is therefore imperative that the Company be able to act quickly and flexibly in both the German and international markets.

The optimal exploitation of an opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units or interests in companies by offering the shares of the acquiring company. It can be seen that in the case of mergers and acquisitions of companies, business units or interests in companies, large units are often involved requiring the provision of substantial considerations. Often these considerations cannot or should not be paid in cash. In fact, to ensure that the liquidity of the company is not endangered, it is better if the consideration which the company has to provide for a merger or to acquire a company, a business unit or an interest in another company, can be provided in whole or in part by the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions.

The proposed authorization is intended to provide Deutsche Telekom AG with the necessary leeway to swiftly and flexibly exploit opportunities for mergers and the acquisition of companies, business units or interests in other companies. In addition, the authorization serves the purpose of enabling Deutsche Telekom AG to use the approved capital to offer new shares as a consideration in the context of mergers and acquisitions of companies, business units and interests in other companies, where this is appropriate. In order to perform such transactions swiftly and with the necessary flexibility, Deutsche Telekom AG must have the option of increasing its capital stock for non-cash contributions while excluding the subscription rights of shareholders. To this extent, non-cash contributions include companies, business units or interests in other companies.

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 21

In the case of an acquisition, it can make economic sense to acquire other assets in addition to the actual object acquired, for example those which serve the economic purposes of the acquired object. This applies in particular, but not exclusively, if a company that is being acquired does not own the industrial or intangible property rights relating to its operations. In such and comparable cases, Deutsche Telekom AG must be in a position to acquire assets related to the acquisition plan, and to offer shares as a consideration for this. Deutsche Telekom AG should therefore also have the option of increasing its capital stock for non-cash contributions while excluding the subscription rights of shareholders. In such cases, non-cash contributions include the asset related to the acquisition plan.

The Board of Management should also be entitled to use the approved capital 2004 in particular to grant the owners of securitized or unsecuritized claims against Deutsche Telekom AG, which in the context of the sale of companies, business units or interests in companies to Deutsche Telekom AG, shares in Deutsche Telekom AG in whole or in part in lieu of the cash payments. In cases where, for example, the Company has initially agreed to pay in cash for the acquisition of a company or an interest in a company, this may give the Company the added flexibility of subsequently offering shares in lieu of cash. In such cases, the claim is considered to be the non-cash contribution for the utilization of the approved capital 2004.

There are no precise plans at present for mergers or acquisitions, which would require use of the option of increasing non-cash capital while excluding subscription rights. When specific opportunities arise for mergers of acquisition of companies, business units or interest in companies, or there is an opportunity to acquire other assets related to an acquisition plan, the Board of Management shall examine each case to decide whether to use the option of increasing capital against non-cash contributions while excluding the subscription rights of shareholders. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Company. The Supervisory Board will only give the required consent for use of the approved capital 2004, if it is likewise of this conviction.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the authorization to exclude the subscription right, also taking into account the dilution effect to the disadvantage of the shareholders, as justified and reasonable for the reasons given.

The Board of Management shall report to the Shareholders' Meeting on each use of the approved capital.

PARTICIPATION IN THE SHAREHOLDERS' MEETING

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 22

Those shareholders who are entered in the shareholders' register as shareholders of the Company and have registered so that the Company receives their registration no later than by Tuesday May 11, 2004, are entitled to participate in the Shareholders' Meeting and to exercise their voting rights at the Shareholders' Meeting pursuant to sec. 16 of the Articles of Incorporation.

Shareholders who are entered in the shareholders' register can register for the Shareholders' Meeting by applying in writing to Deutsche Telekom AG at the Company's registered office or DIRECTLY to the following address:

Hauptversammlung 2004
Deutsche Telekom AG
D-60213 Frankfurt am Main,

by fax to the following number

+49 228 181-78879

or electronically to the Internet address

HTTP://WWW.TELEKOM.DE/AGM-SERVICE.

Shareholders who are entered in the shareholders' register and intend to exercise their voting right at the Shareholders' Meeting can request that an admission ticket be sent to them when they register at one of the above addresses. Furthermore, you can have your voting right exercised at the Shareholders' Meeting by a party authorized to do so, for example, by a bank, a shareholders' association or the proxies provided by the Company. In such a case the authorized parties must register for the Shareholders' Meeting in due time or have themselves registered by the shareholder. If neither a bank nor a shareholders' association is to be granted authorization, the proxy must be provided in writing, by fax (+ 49 228 - 181 78879) or via the above Internet address.

We will inform our shareholders of the details for voting by proxy and issuing instructions and provide forms for this purpose when the invitations are sent out.

Counter-motions on Board of Management and Supervisory Board proposals concerning a specific item on the agenda and nominations for the election of the independent auditor can be sent to the following address:

Deutsche Telekom AG
Zentralbereich Investor Relations
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

Fax: +49 228 181-88259
E-mail: counter-motions.bonn@telekom.de

This translation is for courtesy purposes only. The German original prevails.
                                                                         Page 23

Motions and election proposals sent to any other address shall be disregarded. We shall announce the motions and election proposals to be made accessible which have been received from shareholders by

                            May 4, 2004, 24:00 hours

at the latest, stating the name of the shareholder, the reasons and any comments given by the management, at the following Internet address:

HTTP://WWW.TELEKOM.DE

Owners of American Depositary Shares (ADS), who intend to take part in the Shareholders' Meeting can register via: Citibank N.A., New York, N.Y., USA. Shareholders who hold their shares in Japan through Japan Securities Clearing Corporation and who wish to exercise their right to vote should get in touch with Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

On request, every shareholder will be sent a copy of the documents, which will also be available for inspection at the Shareholders' Meeting, without delay and free of charge. These documents can also be retrieved from the Internet at

HTTP://WWW.TELEKOM.DE.

According to the resolution adopted by the Board of Management and the Supervisory Board, the Shareholders' Meeting will be transmitted live at full length on the Internet at

HTTP://WWW.TELEKOM.DE/HV-LIVE

pursuant to sec. 15 (2) of the Articles of Incorporation.

Bonn, April 2004

Deutsche Telekom AG
The Board of Management

                                                         [DEUTSCHE TELEKOM LOGO]

This translation is for courtesy purposes only. The German original prevails.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DEUTSCHE TELEKOM AG



                                            By:     /s/ ppa. Rolf Ewenz-Sandten
                                                    ----------------------------
                                                    Name: Rolf Ewenz-Sandten
                                                    Title: Vice President


Date: April 9, 2004